Exhibit 21.1

LIST OF SUBSIDIARIES OF FULL HOUSE RESORTS, INC.

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Full House Subsidiary, Inc.	Delaware
Full House Subsidiary II, Inc.	Nevada
Stockman’s Casino	Nevada
Gaming Entertainment (Indiana) LLC	Nevada
Gaming Entertainment (Nevada) LLC	Nevada
Silver Slipper Casino Venture LLC	Delaware
Gaming Entertainment (Kentucky) LLC	Nevada
Richard and Louise Johnson, LLC	Kentucky
FHR-Colorado LLC	Nevada